SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: March 15, 2005

FiberMark, Inc.

(Exact name of registrant as specified in charter)

Delaware	**001-12865**	**82-0429330**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

161 Wellington Road
P.O. Box 498
Brattleboro, Vermont 05302
(802) 257-0365

Item 8.01. Other Events and Regulation FD Disclosure

        On March 15, 2005, FiberMark filed a notice of continuation, without date, of its hearing to consider confirmation of its joint plan of reorganization.

        On March 15, 2005, FiberMark distributed a press release regarding the continuance of the company's chapter 11 confirmation hearing, without date, as bondholders continue negotiations on unresolved issues, attached here as Exhibit 99.1. This exhibit shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set fort by specific reference in such a filing.

Item 9.01. Financial Statements and Exhibits

Exhibit 99.1   Press Release Dated March 15, 2005

Exhibit 2.1   Debtors' Notice of Continuation, Without Date, of Hearing to Consider Confirmation of Joint Plan of Reorganization Under Chapter 11.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FiberMark

Date: March 15, 2005   By: /s/ *John E. Hanley*

       John E. Hanley

       Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1*	Press Release Dated March 15, 2005
Exhibit 2.1*	Debtors' Notice of Continuation, Without Date, of Hearing to Consider Confirmation of Joint Plan of Reorganization Under Chapter 11. Dated March 15, 2005

* Filed herewith

Exhibit 99.1

FOR IMMEDIATE RELEASE   Contact: Janice C. Warren
                                                 Director of Investor Relations and
                                                 Corporate Communications
                                                 802 257 5981

**FIBERMARK ANNOUNCES CONTINUANCE OF
CONFIRMATION HEARING ON FIBERMARK'S PLAN OF REORGANIZATION
AS NEGOTIATIONS AMONG TOP BONDHOLDERS CONTINUE
ON CERTAIN PLAN-RELATED CORPORATE CONTROL AND GOVERNANCE ISSUES**

BRATTLEBORO, Vt.—March 15, 2005—FiberMark, Inc. (OTCBB: FMKIQ) today announced that it has notified the Court that it will not proceed with the hearing to confirm its Plan of Reorganization previously scheduled to take place on March 17, 2005, because its top bondholders remain unable to agree among themselves on certain Plan-related corporate control and governance issues. FiberMark and its advisors continue their efforts to facilitate an agreement among the three bondholders as they seek to negotiate mutually acceptable terms related to the New Common Stock and the New Notes associated with the Plan. As previously indicated, the disagreements in question are not between the company and the bondholders but among the bondholders themselves.

FiberMark is also assessing various alternatives, including withdrawing the Plan, modifying certain aspects of the Plan and other alternatives that would enable the company to complete its financial reorganization and emerge from chapter 11. The company intends to determine which of the alternatives it will pursue as soon as practicable, unless agreement is reached among these bondholders in the very near future. Should these bondholders reach agreement, the company would seek a confirmation hearing date as soon as possible.

FiberMark, headquartered in Brattleboro, Vt., is a leading producer of specialty fiber-based materials meeting industrial and consumer needs worldwide, operating 11 facilities in the eastern United States and Europe. Products include filter media for transportation and vacuum cleaner bags; base materials for specialty tapes, electrical and graphic arts applications; wallpaper, building materials and sandpaper; and cover/decorative materials for office and school supplies, publishing, printing and premium packaging.

This document contains forward-looking statements. Actual results may differ depending on the economy and other risk factors discussed in the company's Form 10-K as filed with the SEC on March 30, 2004, which is accessible on the company's Web site at www.fibermark.com.

Exhibit 2.1

UNITED STATES BANKRUPTCY COURT
DISTRICT OF VERMONT

In re:	)	
	)	
FiberMark, Inc.,	)	Case No. 04-10463 cab
FiberMark North America, Inc., and	)	*Chapter 11*
FiberMark International Holdings LLC,	)	Jointly Administered
	)	
Debtors.	)	

**DEBTORS' NOTICE OF CONTINUATION, WITHOUT DATE, OF
HEARING TO CONSIDER CONFIRMATION OF JOINT PLAN OF
REORGANIZATION UNDER CHAPTER 11, TITLE 11,
UNITED STATES CODE OF FIBERMARK, INC., ET AL., DEBTORS**

FiberMark, Inc. ("FiberMark") and certain of its subsidiaries, debtors

and debtors-in-possession in the above-captioned cases (collectively, the "Debtors")

provide notice of the following:

1.   On February 28, 2005, a hearing (originally commenced on

January 27, 2005 and as the same may be continued from time to time, the

"Confirmation Hearing") was scheduled before the United States Bankruptcy Court

for the District of Vermont (the "Bankruptcy Court") to consider confirmation of the

Joint Plan of Reorganization Under Chapter 11, Title 11, United States Code of

FiberMark, Inc., et al., Debtors, dated December 17, 2004, as modified by the First

Modification to Joint Plan of Reorganization Under Chapter 11, Title 11, United

States Code of FiberMark, Inc., et al., Debtors, dated January 20, 2005 and the

Second Modification to Joint Plan of Reorganization Under Chapter 11, Title 11,

United States Code of FiberMark, Inc., et al., Debtors, dated February 18, 2005 (the

"Plan").

2. At such hearing the Debtors advised the Bankruptcy Court that the three noteholder members of the Official Committee of Unsecured Creditors appointed in these cases (the "Noteholder Members") had been unable to reach an agreement as to various corporate governance issues arising under the Plan and the Plan's implementing documents and that, accordingly, the Debtors did not believe it appropriate to move forward with the Confirmation Hearing at that time.

3. The Bankruptcy Court continued the Confirmation Hearing to March 7, 2005 at 11:00 a.m. in order to afford the Noteholder Members the opportunity for further discussions aimed at resolving their differences. Thereafter, upon motion of the Debtors (Docket No. 1297), the Bankruptcy Court further continued the Confirmation Hearing to March 17, 2005 at 11:00 a.m., in order to afford the Noteholder Members the opportunity for still further discussions focused upon reaching consensus.

4. Notwithstanding the Company's continuous efforts to facilitate agreement among the Noteholder Members with respect to their outstanding differences, the Debtors have been advised that the Noteholder Members remain deadlocked over corporate governance issues, including the terms of the documents governing the New Common Stock and the New Notes (each as defined in the Plan). Although the Noteholder Members are continuing to negotiate the Debtors are at this time unable to proceed with confirmation of the Plan on March 17, 2005.

5. If, within the next week, the Noteholder Members' final efforts at negotiation bear fruit, the Debtors will promptly file a motion with the Bankruptcy Court seeking a continued hearing date for the Confirmation Hearing. Alternatively,

if the Noteholder Members' final efforts at negotiation are ultimately unsuccessful,

the Debtors will exercise one of their available options, which include withdrawing

the Plan or modifying certain aspects of the Plan, and, potentially, pursuing an

alternative emergence strategy. The Debtors will provide notice of their decisio

all parties in interest as soon as practicable. In the meantime, the Confirmation n to

Hearing scheduled for March 17, 2005 will not go forward.

Dated: March 15, 2005

/s/   *Raymond J. Obuchowski*
Raymond J. Obuchowski (Bar ID 00502389)
Jennifer Emens-Butler (Bar ID 000845663)
OBUCHOWSKI & EMENS-BUTLER
P.O. Box 60, 1542 Vt. Rt. 107
Bethel, Vermont 05032
Telephone: (802) 234-6244
Facsimile: (802) 234-6245

-and-

D. J. Baker
Rosalie Walker Gray
Adam S. Ravin
SKADDEN, ARPS, SLATE, MEAGHER
   & FLOM LLP
Four Times Square
New York, New York 10036
Telephone: (212) 735-3000
Facsimile: (212) 735-2000

Attorneys for Debtors and
Debtors-in-Possession